UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                            Shelby County Bancorp
-------------------------------------------------------------------------------
                            (Name of Issuer)

                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  821547106
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                                (CUSIP Number)

                         Blue River Bancshares, Inc.
       113 South Harrison Street, Shelbyville, IN 46176  (317) 392-7700
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               February 5, 1998
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (12-91) Page 1 of 6

                                 SCHEDULE 13D

  CUSIP NO. 821547106                                        PAGE 2 OF 6 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Blue River Bancshares, Inc.      35-2016637
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
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 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING              -0-

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                           -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [X]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------

* Pursuant to Rule 13d-4, Blue River disclaims beneficial ownership of the shares of common stock of Shelby County Bancorp which are the subject of a Stock Option Agreement dated as of February 5, 1998, which shares represent 24.80% of the common stock (per Rule 13d-3(d)(1)(i)) deemed outstanding for this purpose.

SEC 1746 (12-91) Page 2 of 6

                    INFORMATION ATTACHMENT TO SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         Common Stock, no par value, of Shelby County Bancorp
         ("Shelby County Common Stock")
         29 East Washington Street
         Shelbyville, Indiana  46176

ITEM 2.  IDENTITY AND BACKGROUND

         (a)    Name: Blue River Bancshares, Inc.

         (b)    Residence or business address:
                113 South Harrison Street
                P.O. Box 927
                Shelbyville, Indiana  46176

         (c)    Corporation

         (d)    No convictions to report.

         (e)    No civil proceedings to report.

         (f) Incorporated under the laws of the State of Indiana, principal offices located in Shelbyville, Indiana.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Blue River Bancshares, Inc. would use its working capital funds. See also the cash option provision in the Stock Option Agreement which is attached hereto as Exhibit 1.1.

ITEM 4.  PURPOSE OF TRANSACTION

         Blue River Bancshares, Inc. ("Blue River") and Shelby County Bancorp ("Shelby County") entered into an Agreement of Affiliation and Merger dated February 5, 1998 (the "Merger Agreement") (attached hereto as Exhibit 1.2). As a condition to Blue River's entering into the Merger Agreement, and in consideration therefor, Shelby County entered into a Stock Option Agreement dated as of February 5, 1998 (the "Stock Option Agreement") (attached hereto as Exhibit 1.1). The Stock Option Agreement is intended to increase the likelihood that the merger will be consummated by making it more difficult and more expensive for another party to obtain control of or acquire Shelby County.

         The Stock Option Agreement grants to Blue River an irrevocable option (the "Option") to purchase up to such number of shares of common stock of Shelby County, which will, immediately following the exercise of the Option in its entirety, aggregate twenty-four and 80/100 percent (24.80%) of the issued and outstanding shares of Shelby County Common Stock (such issued and outstandin g shares shall for purposes of the Stock Option Agreement be deemed to include all shares that are issuable pursuant to the exercise of stock options granted by Shelby County) at a price per share equal to $49.16 ("Purchase Price"). The Stock Option Agreement provides that Blue River may exercise the Option, in whole or in part, if a condition to exercise of the Option (as set forth in the Stock Option Agreement) shall have occurred prior to the termination of the Stock Option Agreement and the Option (as set forth in the Stock Option Agreement).

         (a) Blue River has no other plan to acquire any additional shares of Shelby County Common Stock.

         (b) Blue River and Shelby County have entered into the Merger Agreement which is attached hereto as Exhibit 1.2. The Merger Agreement calls for Shelby County to merge into Blue River.

         (c) Blue River has no plans to sell or transfer a material amount of assets of Shelby County or any of Shelby County's subsidiaries.

         (d) Blue River has no plan to make any change in the present board of directors or management of Shelby County except that which would result from the consummation of the merger of Shelby County into Blue River as provided by the Merger Agreement (See Exhibit 1.2).

         (e) Blue River has no plans to make any material change in the present capitalization of Shelby County except that which would result from the consummation of the merger of Shelby County into Blue River as provided by the Merger Agreement (See Exhibit 1.2).

         (f) Blue River has no plans to make any material changes in Shelby County's business or corporate structure except those which would result from the consummation of the merger of Shelby County into Blue River as provided by the Merger Agreement (See Exhibit 1.2).

         (g) It is anticipated that Shelby County will merge into Blue River with Blue River being the surviving corporation. (See Merger Agreement,
Exhibit 1.2). At the effective time of the merger, Blue River's Articles of Incorporation and By-laws will control. Also see introduction to this Item 4.

         (h) At the effective time of the merger of Shelby County into Blue River, Shelby County Common Stock will be converted into the right to receive $58.00 per share, except for dissenting shares. Accordingly, following the effective time of the merger of Shelby County into Blue River, Shelby County Common Stock will not be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or listed on a national security exchange.

         (i)     See responses to Items 4(b), 4(g) and 4(h) above.

         (j)     Reference is made to the Merger Agreement in Exhibit 1.2.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) Currently Blue River beneficially owns zero (-0-) shares of Shelby County Common Stock representing zero percent (-0%-) of the outstanding shares of Shelby County Common Stock. Blue River has no voting or dispositive power over any shares of Shelby County Common Stock. Pursuant to the Stock Option Agreement, Blue River has the Option to purchase up to such number of shares of Shelby County Common Stock, which will, immediately following the exercise of the Option in its entirety, aggregate twenty-four and 80/100 percent (24.80%) of the issued and outstanding shares of Shelby County Common Stock (such issued and outstanding shares shall for purposes of the Stock Option Agreement be deemed to include all shares that are issuable pursuant to the exercise of stock options granted by Shelby County) at the Purchase Price. The Stock Option Agreement provides that Blue River may exercise the Option, in whole or in part, if a condition to exercise of the Option (as set forth in the Stock Option Agreement) shall have occurred prior to the termination of the Stock Option Agreement or the Option (as set forth in the Stock Option Agreement). (See the Stock Option Agreement, Exhibit 1.1). Blue River hereby specifically disclaims any current beneficial ownership of the shares of Shelby County Common Stock which are subject to the Option. Blue River beneficially owns no other shares of Shelby County Common Stock. Blue River would have sole power to vote and to dispose of shares of Shelby County Common Stock issued to it by Shelby County upon any exercise of the Option.

         (c)     The Stock Option Agreement was entered into on February 5,
                 1998.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See earlier responses and the Stock Option Agreement attached hereto as Exhibit 1.1.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1.1 -- Stock Option Agreement
         Exhibit 1.2 -- Agreement of Affiliation and Merger

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 13, 1998             By: /s/ ROBERT C. REED
                                          -----------------------------------
                                          Robert C. Reed, President



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)